SECUR 05036417 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 3 2005

SEC FILE NUMBER
8-46364

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LPM Investment Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

231 Royal Palm Way
(No. and street)

Palm Beach	**FL**	**33480**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry H. Gardner **561-802-8800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terry H. Gardner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LPM Investment Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

Sondra C Chauvin
My Commission DD191400
Expires June 13, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LPM Investment Services, Inc.
(SEC I.D. No. 46364)

Financial Statements and Supplemental Schedule for the Year Ended December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of LPM Investment Services, Inc.:

We have audited the accompanying statement of financial condition of LPM Investment Services, Inc. (the "Company") as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LPM Investment Services, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 2, 2005

LPM INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 379,337
Accounts receivable	7,693
Other assets	3,300
TOTAL ASSETS	$ 390,330

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES—Accounts payable and accrued expenses	$ 23,201
STOCKHOLDER'S EQUITY:	
Paid-in capital	81,000
Retained earnings	286,129
Total stockholder's equity	367,129
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 390,330

See notes to financial statements.

LPM INVESTMENT SERVICES, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Commission income	$ 26,039
Distribution fees	76,667
Other income	3,993
Total revenue	106,699
EXPENSES—Administrative expenses	38,358
NET INCOME	$ 68,341

See notes to financial statements.

LPM INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock			
	Number of Shares	Paid-In Capital	Retained Earnings	Total
BALANCE—December 31, 2003	1,000	$ 81,000	$ 292,788	$ 373,788
Dividend to stockholder	-	-	(75,000)	(75,000)
Net income	-	-	68,341	68,341
BALANCE—December 31, 2004	1,000	$ 81,000	$ 286,129	$ 367,129

See notes to financial statements.

LPM INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 68,341
Decrease in accounts receivable	495
Increase in accrued expenses	3,811
Net cash provided by operating activities	72,647
CASH FLOWS FROM FINANCING ACTIVITIES—Dividends paid to stockholder	(75,000)
NET DECREASE IN CASH AND EQUIVALENTS	(2,353)
CASH AND EQUIVALENTS—Beginning of year	381,690
CASH AND EQUIVALENTS—End of year	$ 379,337

See notes to financial statements.

LPM INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

1. NATURE OF OPERATIONS AND ORGANIZATION

LPM Investment Services, Inc. (the "Company"), a solely owned entity, was organized as a Delaware Subchapter S Corporation in May 1993 for the purpose of providing wholesale distribution services to The Munder Funds, Inc. (the "Munder Funds"). The Company ceased providing wholesale distribution services to the Munder Funds in January 1995, and now serves as a selling agent for the Munder Funds. The Company also served as a selling agent for the LMCG Funds, a mutual fund family sponsored by Lee Munder Investments Ltd.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company defines cash and cash equivalents as cash on hand and cash invested in money market funds. Interest earned on such money market funds is presented as other income on the statement of income.

Other Assets—Included in other assets is an investment in NASDAQ common stock recorded at cost.

Method of Accounting—The Company utilizes the accrual method of accounting.

Commission Income and Distribution Fees—The Company earns commission income and distribution fees related to mutual fund accounts for which the Company is designated as the dealer of record. Such fees and commissions are estimated and accrued monthly, and adjusted to actual when the payments are received from the applicable mutual fund's transfer agent.

3. TRANSACTIONS WITH AFFILIATES

The Company shares office space, personnel, and equipment with Lee Munder Capital Group LP, which is under common control with the Company. Administrative expenses incurred by the Company include professional fees, regulatory and registration expenses, and personnel costs.

The financial statements are prepared from the separate records maintained by the Company. Shared costs relating to office space and equipment are not charged to the Company; however, the Company has been charged for shared costs relating to certain personnel. As a result, these financial statements are not necessarily indicative of the conditions that would have existed if the Company had been operated as a standalone and unaffiliated company.

4. **CAPITAL STOCK**

The authorized, issued, and outstanding shares of capital stock at December 31, 2004 consist of common stock, no par value; 3,000 shares authorized, 1,000 shares issued and outstanding. On November 1, 2004, the Company approved and paid a dividend of $75,000 to its stockholder.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $348,549, which was $343,549 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.07 to 1.

There is no difference between the computation of net capital as presented on Schedule I which follows these notes to financial statements and the Company's filing included in the FOCUS Report – Part IIA as of December 31, 2004.

6. **INCOME TAXES**

The Internal Revenue Service approved the stockholder's election under the provisions of Subchapter S of the Internal Revenue Code to have the income of the Company included in the taxable income of the stockholder. As a result, the Company will not be liable for federal income taxes unless the S Corporation election is subsequently revoked. Accordingly, no provision for federal income taxes is included in the financial statements.

The majority of states conform to the federal pass-through treatment of S Corporations upon approval of a valid S Corporation election. The Company is organized as a Delaware Corporation, a state which recognizes the federal pass-through treatment of S Corporations. Therefore, since the Company has received approval from the Internal Revenue Service to be structured as an S Corporation, the Company will not be liable for state income taxes.

7. **PENDING AND THREATENED LITIGATION**

In the normal course of business the Company may be subject to claims, assessments, or regulatory actions. There are no such actions, claims, or assessments currently asserted, and management is aware of no potentially unasserted claims or assessments that may materially impact the financial position or operations of the Company.

* * * * * *

LPM INVESTMENT SERVICES, INC.

SCHEDULE I—COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2004

NET WORTH—Stockholder's equity	$ 367,129
NONALLOWABLE ASSETS AND DEDUCTIONS:	
Accounts receivable	7,693
Exchange membership	3,300
Haircut on money market fund	7,587
	18,580
NET CAPITAL	$ 348,549
AGGREGATE INDEBTEDNESS	$ 23,201
MINIMUM NET CAPITAL REQUIREMENT	$ 5,000
AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO	0.07 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS report as of December 31, 2004.

Exemption from Rule 15C3-3

LPM Investment Services, Inc. qualifies under the exemptive provisions of SEC Rule 15c3-3 regarding the computation of net capital and determination of reserve requirements, and accordingly, such schedules have been modified or eliminated as appropriate.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

February 2, 2005

To the Board of Directors of
LPM Investment Services, Inc.
231 Royal Palm Way
Palm Beach, FL 33480

Dear Sirs:

In planning and performing our audit of the financial statements of LPM Investment Services, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 2, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practice or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP